FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2011

Commission File Number: 001-34848

SEANERGY MARITIME HOLDINGS CORP.
(Translation of registrant's name into English)

1-3 Patriarchou Grigoriou
166 74 Glyfada
Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a press release of Seanergy Maritime Holdings Corp. (the "Company") dated August 9, 2011, announcing the Company's financial results for the second quarter and six months ended June 30, 2011.

EXHIBIT 1

SEANERGY MARITIME HOLDINGS CORP. REPORTS FINANCIAL RESULTS FOR THE
SECOND QUARTER AND SIX MONTHS ENDED JUNE 30, 2011

August 9, 2011 - Athens, Greece - Seanergy Maritime Holdings Corp. (the "Company") (NASDAQ: SHIP; SHIP.W) announced today its operating results for the second quarter and six months ended June 30, 2011.

Financial Highlights:

Second Quarter 2011

●	Net Revenues of $27.8 million

●	EBITDA of $13.6 million

●	Net Profit of $0.65 million

Six Months 2011

●	Net Revenues of $53.0 million

●	EBITDA of $26.5 million

●	Net Loss of $0.88 million

Management Discussion:

Dale Ploughman, the Company's Chairman and Chief Executive Officer, stated:

"In the second quarter of 2011, we increased our revenues and net income compared to the same period last year as a result of our increased number of vessels, fleet employment strategy and significant exposure to the Handysize segment which has experienced less volatility than that of the other vessel classes. We continued our efforts to provide high quality service to our vessels' end users and expect that the recent reorganization of our Far East office should further contribute to the efficiency of our operations and offer advantages for further growth in the Asia Pacific region, a region that we believe is of critical significance for dry bulk shipping.

In the second quarter, we continued to pursue a balanced chartering strategy with a view to maintain a portfolio of both fixed rate and floating rate charter agreements. We expect this to partially protect our cash flows against further market weakness while at the same time it allows us to benefit from future increases in freight rates. In this context, during the second quarter we entered into new fixed rate time charters for two vessels, we extended the employment for another two vessels and we arranged employment for an additional two vessels under floating rate agreements, all with credible and reliable counterparties. Furthermore, our increased exposure to the less volatile Handysize segment helped reduce downward pressure on the daily charter rates earned by our vessels over the first six months of 2011. We believe that our high charter coverage for the next two years should result in high vessel utilization while minimizing the effects of short term freight rate volatility on our cash flows.

As sustained market weakness may lead to lower asset prices and more opportunities for acquisitions at attractive prices, we believe our long-standing relationships with several financiers and well-known charterers, combined with our current and expected liquidity, are likely to allow us to grow our company further.

The first half of 2011 was marked by weak market conditions, as the low charter rates that prevailed during the first quarter of the year carried on into the second quarter.

The expectations of increased deliveries of large bulk carriers have had, in our opinion, a highly detrimental impact on charter rates in 2011. This is evident by the fact that during the second quarter, low spot rates resulted from factors including a slight decline in growth in demand for dry bulk transportation stemming from slower economic activity and increased economic uncertainty in many parts of the world. In the coming months, we anticipate some tightening of the market, as iron ore inventories in China are expected to deplete and Australian and Japanese industrial production are expected to rebound from their respective setbacks. We believe that this will result in rate spikes, which are not expected to be of a long duration but will offer some relief.

On a brighter note, scrapping of older and obsolete tonnage has picked up significantly in 2011. According to industry sources, more than 50 Capesize vessels headed to the scrap yard so far this year, as compared to around six in the same period last year. Also encouraging is the similar scrapping activity observed by industry sources in the Panamax sector. We believe that continued lower freight rates will reinforce this trend.

We anticipate that the following months are going to be characterized by volatile conditions, as there are a multitude of factors that can affect the market, which are hard to predict.

Looking beyond short term uncertainty however, it is our firm belief that we have proved our ability to deal with unfavorable market fundamentals, and we believe we are poised to benefit from any future recovery in dry bulk shipping and continue our growth."

Christina Anagnostara, the Company's Chief Financial Officer, stated: "During the second quarter of 2011 the Company operated 20 wholly-owned vessels compared to 15.1 in the same period in 2010 and as a result realized a 23% increase in net revenues.

The sharp decline seen in spot rates in 2011 counterbalanced by our chartering strategy and exposure to the Handysize market have resulted in a relatively modest drop of 10.8% in the Time Charter Equivalent ("TCE") earned versus the same period in 2010. This, along with the fact that we incurred fewer losses on outstanding interest rate swaps, allowed us to make a profit in the second quarter of 2011, as compared to a net loss in the same period in 2010.

Lastly, it is worth noting that daily operating expenses decreased by 16% from $5,457 in the second quarter of 2010 to $4,557 during the same period this year as a result of our continuous efforts to effectively control costs.

As of the date of this press release, our vessels have secured period employment of 93% for 2011, 64% for 2012 and 24% for 2013."

Second Quarter 2011 Financial Results:

Net Revenues

Net Revenues for the second quarter of 2011 increased to $27.8 million from $22.6 million in the same quarter in 2010. The increase in revenue reflects the increased size of our fleet.

EBITDA, Operating Income

EBITDA was $13.6 million for the second quarter of 2011 as compared to $10.2 million in the same quarter in 2010.

Operating income amounted to $4.7 million for the three months ended June 30, 2011, as compared to an operating income of $4.0 million for the same quarter in 2010.

Revenue growth, compared to last year, was adequate to offset the effects of higher operating expenses and resulted in higher EBITDA and Operating Profits.

Please refer to the EBITDA reconciliation section contained in this press release.

Net Profit

For the second quarter of 2011, Net Profit amounted to $0.65 million or $0.09 profit per basic and diluted share, as compared to a Net Loss of $0.3 million, or $0.05 loss per basic and diluted share, in the same quarter of 2010, based on weighted average common shares outstanding of 7,314,930 basic and diluted for 2011; 5,464,592 basic and diluted for 2010, on a reverse split-adjusted basis.

The increase in net profit compared to a year ago is the result of higher operating income and less interest rate swap losses.

Six Months Ended June 30, 2011 Financial Results:

Net Revenues

Net Revenues for the first half of 2011 increased to $53.0 million from $40.8 million in the same period in 2010. The increase in revenue is due to the increased size of our fleet, which resulted in additional operating days and offset the effect of a decrease in TCE rates.

EBITDA, Operating Income

EBITDA was $26.5 million for the first half of 2011 as compared to $20.9 million in the same period in 2010.

Operating income amounted to $7.1 million for the six months ended June 30, 2011, as compared to an operating income of $9.2 million for the same period in 2010.

The increase in EBITDA compared to the first half of 2010 was mainly a result of revenue growth due to the increase in the size of the fleet.

Please refer to the EBITDA reconciliation section contained in this press release.

Net Loss

For the first six months of 2011, Net Loss was $0.88 million or $0.12 per basic and diluted share, as compared to a Net Loss of $0.2 million, or $0.04 per basic and diluted share, in the same period of 2010, based on weighted average common shares outstanding of 7,314,930 basic and diluted for 2011; 4,383,231 basic and diluted for 2010 on a reverse split-adjusted basis.

Operating Cash Flow

In the first half of 2011, Seanergy generated $7.5 million of cash from operations, as opposed to $16.4 million in the first half of 2010. The decrease is mainly attributable to lower net income earned in the current year as well as to higher amounts incurred for vessels' dry docking inspections.

Debt Repayment and capital expenditure requirements for 2011

Seanergy ended the second quarter of 2011 with $373.4 million of outstanding debt. This reflects a reduction of $15.1 million during the quarter, due to payment of principal installments.

As of June 30, 2011, repayment of principal on our debt facilities for the remainder of 2011 amounts to $27.2 million. In terms of maintenance capital expenditure, we expect to incur approximately $2.1 million in drydocking costs for the remainder of 2011.

Second Quarter 2011 Developments:

Hong Kong Office Reorganization

On May 23, 2011, Seanergy announced the reorganization of its Hong Kong based subsidiary Maritime Capital Shipping Limited ("MCS") in an effort to achieve greater efficiency from synergies that we believe existed between the parent company and the subsidiary. The MCS office relocated to 22/F Golden Centre, 188 Des Voeux, Central, Hong Kong, from its previous location at 5 Queen's Road, Central, Hong Kong. The reorganization measures are intended to optimize the Company's operation and are expected to result in an annualized saving in G&A expenses of $2.0 million. The Company is maintaining its presence in the Far East as it does offer advantages to pursue further growth in the Asia Pacific region, a region that we believe is of critical significance for dry bulk shipping.

Reverse Stock Split

On June 23, 2011, Seanergy announced that the Company's Board of Directors had determined to effect a 1-for-15 reverse split of the Company's common stock. At a special meeting of shareholders held on January 4, 2011, the Company's shareholders had previously approved the reverse stock split and granted to the Board the authority to determine the exact split ratio and proceed with the reverse stock split. The shares commenced trading on a split-adjusted basis on June 27, 2011.

Every fifteen shares of the Company's issued and outstanding common stock were automatically combined into one issued and outstanding share of common stock without any change in the par value per share or the total number of authorized shares. This reduced the number of outstanding shares of the Company's common stock from 109,773,980 to 7,318,263. No fractional shares were issued in connection with the reverse split of the issued and outstanding common stock. Shareholders who would have otherwise held a fractional share of the Company's common stock received a cash payment in lieu of such fractional share. Also, the Company's issued and outstanding warrants were adjusted automatically pursuant to the terms of their respective governing agreements. On a per warrant basis, the exercise price did not change following the reverse stock split and, accordingly, the price at which a whole share of the Company's common stock may be purchased at the time warrants are exercised increased by a multiple of fifteen.

African Oryx Dry Docking

The M/V African Oryx underwent a scheduled dry docking inspection during the second quarter of 2011. The inspection was completed successfully and as a result the African Oryx incurred approximately 26 off-hire days, from May 9, 2011 until June 4, 2011.

Financial Developments

As of June 30, 2011, the Company did not comply with the financial covenant relating to the minimum quarterly cash balance requirement Seanergy is obliged to maintain under the loan agreement with Marfin Egnatia Bank. The Company has requested a waiver and is currently under discussions for amendments of certain financial and other covenants of the particular loan agreement which are expected to be finalized shortly.

As of June 30, 2011, the Company's subsidiary Bulk Energy Transport (Holdings) Limited did not comply with the covenant relating to the market value of the fleet and the minimum equity ratio requirement under the Citibank facility. The Company is in discussions with the bank to request waivers for the breaches and/or amendments of certain financial and other covenants of the particular loan agreement.

The Company expects that the requests for waivers/amendments will be granted by the banks, thus the presentation of the long term debt in the attached consolidated financial statements assumes that the waivers will be granted and accordingly all of the Company's long term debt continues to be classified as non-current as of June 30, 2011. In case the waivers are not granted, then the facilities will be required to be classified as current, reflecting the lenders' ability to call the debt at any time at their option.

Subsequent Events:

Fleet Employment

On July 13, 2011, the Company announced that it had entered into a new time charter agreement for one of its Supramax vessels. The M/V Davakis G., a 54,051 Supramax dry bulk carrier built in 2008, entered into a time charter agreement for a period of about twelve to about eighteen months at a gross charter rate of $14,500 per day with a first class charterer. The charter commenced on July 13, 2011.

As of the date of this press release, the Company has secured under employment 93% of its ownership days for 2011, 64% for 2012 and 24% for 2013.

Nasdaq Minimum Bid Price Requirement

On July 14, 2011, the Company announced that The Nasdaq Stock Market ("Nasdaq") had confirmed that the Company regained compliance with Nasdaq Listing Rule 5450(a)(1) concerning the minimum bid price of the Company's common stock.

2011 Annual General Meeting of Shareholders

On August 4, 2011, the Company announced the results of the annual meeting of its shareholders which was held on August 3, 2011 at the Company's executive offices.  At the meeting the shareholders approved and adopted the following proposals: 1) the election of Mr. Dale Ploughman and Ms. Christina Anagnostara, as Class B Directors to serve until the 2014 Annual Meeting of Shareholders, 2) the appointment of PricewaterhouseCoopers S.A. as the Company's Independent Registered Public Accounting Firm for the Fiscal Year ending December 31, 2011, and 3) the amendment of the Company's Amended and Restated Articles of Incorporation to increase the aggregate number of shares of capital stock that the Company is authorized to issue to 525,000,000, consisting of 25,000,000 registered preferred shares, par value $0.0001 per share and 500,000,000 registered shares of common stock, par value $0.0001 per share.

Fleet Data:

	Three Months Ended June 30, 2011	Three Months Ended June 30, 2010	Six Months Ended June 30, 2011	Six Months Ended June 30, 2010
Fleet Data
Average number of vessels (1)	20.0	15.1	20.0	13.0
Ownership days (2)	1,820	1,370	3,620	2,360
Available days (3)	1,792	1,273	3,516	2,258
Operating days (4)	1,741	1,266	3,419	2,247
Fleet utilization (5)	95.7%	92.4%	94.4%	95.2%
Fleet utilization excluding drydocking off hire days (6)	97.2%	99.5%	97.2%	99.5%
Average Daily Results
TCE rate (7)	15,404	17,276	14,991	17,729
Vessel operating expenses (8)	4,557	5,457	4,666	5,123
Management fee (9)	446	457	435	521
Total vessel operating expenses (10)	5,003	5,914	5,101	5,644

(1)
Average number of vessels is the number of vessels that constituted the Company's fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of the Company's fleet during the relevant period divided by the number of calendar days in the relevant period.

(2)
Ownership days are the total number of days in a period during which the vessels in a fleet have been owned. Ownership days are an indicator of the size of the Company's fleet over a period and affect both the amount of revenues and the amount of expenses that the Company recorded during a period.

(3)
Available days are the number of ownership days less the aggregate number of days that vessels are off-hire due to major repairs, dry dockings or special or intermediate surveys. The shipping industry uses available days to measure the number of ownership days in a period during which vessels should be capable of generating revenues. During the quarter ended June 30, 2011, the Company incurred 28 off hire days for vessel scheduled drydocking. During the six months ended June 30, 2011, the Company incurred 104 off hire days for vessel scheduled drydocking.

(4)
Operating days are the number of available days in a period less the aggregate number of days that vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.

(5)	Fleet utilization is the percentage of time that our vessels were generating revenue, and is determined by dividing operating days by ownership days for the relevant period.

(6)
Fleet utilization excluding drydocking off hire days is calculated by dividing the number of the fleet's operating days during a period by the number of available days during that period. The shipping industry uses fleet utilization excluding drydocking off hire days to measure a Company's efficiency in finding suitable employment for its vessels and excluding the amount of days that its vessels are off hire for reasons such as scheduled repairs, vessel upgrades, or dry dockings or special or intermediate surveys.

(7)
TCE rates are defined as our net revenues less voyage expenses during a period divided by the number of our operating days during the period, which is consistent with industry standards. Voyage expenses include port charges, bunker (fuel oil and diesel oil) expenses, canal charges and other commissions.

(In thousands of US Dollars, except operating days and daily time charter equivalent rate)

	Three Months Ended June 30,		Six Months Ended June 30,
	2011	2010	2011	2010

Net revenues from vessels	27,759	22,612	52,995	40,821

Voyage expenses	940	741	1,740	984

Net operating revenues	26,819	21,871	51,255	39,837

Operating days	1,741	1,266	3,419	2,247

Daily time charter equivalent rate	15,404	17,276	14,991	17,729

(8)
Average daily vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, are calculated by dividing vessel operating expenses by ownership days for the relevant time periods:

(In thousands of US Dollars, except ownership days and daily vessel operating expenses)

	Three Months Ended June 30,		Six Months Ended June 30,
	2011	2010	2011	2010

Operating expenses	8,294	7,476	16,891	12,090

Ownership days	1,820	1,370	3,620	2,360

Daily vessel operating expenses	4,557	5,457	4,666	5,123

(9)	Daily management fees are calculated by dividing total management fees by ownership days for the relevant time period.

(10)
Total vessel operating expenses ("TVOE") is a measurement of total expenses associated with operating the vessels. TVOE is the sum of vessel operating expenses and management fees. Daily TVOE is calculated by dividing TVOE by fleet ownership days for the relevant time period.

Fleet Profile and Employment:

Fleet Profile as of August 9, 2011

		Capacity
Vessel Name	Vessel Class	(DWT)	Year Built	Charter Rate ($)	Charter Expiry (latest)
M/V Bremen Max	Panamax	73,503	1993	20,000	Apr. 2012
M/V Hamburg Max (1)	Panamax	73,498	1994	21,500	Oct. 2012
M/V Davakis G.	Supramax	54,051	2008	14,500	Jan. 2013
M/V Delos Ranger	Supramax	54,057	2008	Spot positioning	Aug. 2011
M/V African Zebra (2)	Handymax	38,632	1985	7,500	Jun. 2013
M/V African Oryx (2)	Handysize	24,112	1997	7,000	Jun. 2013
M/V BET Commander	Capesize	149,507	1991	24,000	Dec. 2011
M/V BET Fighter (3)	Capesize	173,149	1992	Floating, BCI linked	Aug. 2012
M/V BET Prince	Capesize	163,554	1995	25,000	Jan. 2012
M/V BET Scouter (3)	Capesize	172,173	1995	Floating, BCI linked	Jul. 2012
M/V BET Intruder	Panamax	69,235	1993	12,250	Oct. 2012
M/V Fiesta (4)	Handysize	29,519	1997	Floating, BHSI linked	Nov. 2013
M/V Pacific Fantasy (4)	Handysize	29,538	1996	Floating, BHSI linked	Jan. 2014
M/V Pacific Fighter (4)	Handysize	29,538	1998	Floating, BHSI linked	Nov. 2013
M/V Clipper Freeway (4)	Handysize	29,538	1998	Floating, BHSI linked	Feb. 2014
M/V African Joy (5)	Handysize	26,482	1996	14,000	Nov. 2011
M/V African Glory (6)	Handysize	24,252	1998	7,000	Nov. 2012
M/V Asian Grace (7)	Handysize	20,138	1999	7,000	Sep. 2012
M/V Clipper Glory	Handysize	30,570	2007	25,000	Aug. 2012
M/V Clipper Grace	Handysize	30,548	2007	25,000	Aug. 2012
Total		1,295,594

(1)
Represents profit sharing arrangement at a floor rate of $21,500 per day and a ceiling of $25,500 per day, with a 50% profit sharing arrangement to apply to any amount in excess of the ceiling. The spread between floor and ceiling will accrue 100% to Seanergy. The base used for the calculation of the rate is the Time Charter Average of the Baltic Panamax Index.

(2)
Represents floor charter rates excluding a 50% profit share distributed equally between the Company and the charterer calculated on the adjusted Time Charter Average of the Baltic Supramax Index ("BSI").

(3)
Daily rate based on adjusted time charter average of the BCI. Seanergy has the option of converting the floating rate into a fixed rate at any time during the charter, after mutual agreement with the charterers.

(4)	Time Charter Average of the Baltic Handysize Index increased by 100.63% minus Opex.

(5)	The charterer has the option to extend the time charter agreement for an additional 11 to 13 months at the same rate.

(6)
Represents profit sharing arrangement at a floor rate of $7,000 per day and a ceiling of $12,000 per day, with a profit sharing arrangement of 75% for the Company and 25% for the charterer applicable between the $7,000 floor and $12,000 ceiling and, for any amount in excess of the ceiling, profit sharing of 50% for the Company and 50% for the charterer. The calculation of the rate will be based on the adjusted Time Charter Average of the BSI. The two (2) year time charter agreement with a profit sharing arrangement is an open ended contract with a 6 months mutual notice following November 2012.

(7)
Represents profit sharing arrangement at a floor rate of $7,000 per day and a ceiling of $11,000 per day, with a profit sharing arrangement of 75% for the Company and 25% for the charterer applicable between the $7,000 floor and $11,000 ceiling and, for any amount in excess of the ceiling, profit sharing of 50% for the Company and 50% for the charterer. The calculation of the rate will be based on the adjusted Time Charter Average of the BSI. The two (2) year time charter agreement with a profit sharing arrangement is an open ended contract with a 6 months mutual notice following September 2012.

During the second quarter of 2011, the Company secured time charter employment for its vessels as follows:

The Company entered into agreements with MUR Shipping B.V. to extend the time charter contracts for the Company's Handysize vessel M/V African Oryx and its Handymax vessel M/V African Zebra, in direct continuation from the end of the minimum period of the previous charter parties of the two vessels. The charters were extended for a period of 22 to 25 months, at gross base charter rates of $7,000 and $7,500 per day for the M/V African Oryx and the M/V African Zebra, respectively. The Company will also have the opportunity to benefit from a 50% profit sharing arrangement above the base rate under each charter, which will be calculated based on the adjusted Time Charter Average of the Baltic Supramax Index.

The Company entered into new time charter agreements for one of its Panamax vessels and two of its Capesize vessels. The M/V BET Intruder, a 69,235 dwt Panamax dry bulk carrier built in 1993, entered into a time charter agreement for a period of about eleven to about thirteen months at a gross charter rate of $12,250 per day. The charter will commence after the completion of the M/V BET Intruder's current trip. Each of the M/V BET Fighter and M/V BET Scouter entered into a time charter agreement for a period of about eleven to about thirteen months at a gross charter rate based on the adjusted Time Charter Average of the Baltic Exchange Capesize Index. The Company has the option, during the period of the charter, of converting the floating rate into a fixed rate subject to mutual agreement with charterer. Both charters for the Capesize vessels commenced in June 2011.

EBITDA Reconciliation:

	Three Months Ended June 30, 2011	Three Months Ended June 30, 2010	Six Months Ended June 30, 2011	Six Months Ended June 30, 2010
Net income / (loss) attributable to Seanergy Maritime Holdings	648	(288)	(878)	(178)
Plus: Net income attributable to the noncontrolling interest	-	(280)	-	1,509
Plus: Interest and finance costs, net (including interest income)	3,348	3,009	7,098	5,131
Plus: Income taxes	28	31	44	31
Plus: Depreciation and amortization	9,535	7,719	20,195	14,384
EBITDA	13,559	10,191	26,459	20,877
Plus: Loss on interest rate swaps	651	1,468	750	2,761
Adjusted EBITDA	14,210	11,659	27,209	23,638

	Three Months Ended June 30, 2011	Three Months Ended June 30, 2010	Six Months Ended June 30, 2011	Six Months Ended June 30, 2010
Net cash flow provided by operating activities	4,910	9,039	7,475	16,389
Changes in operating assets and liabilities	4,479	(1,464)	5,430	468
Fair value of contracts	75	80	151	160
Change in fair value of financial instruments	(299)	(1,308)	2,079	(1,968)
Amortization of stock-based compensation	(4)	-	(6)	-
Payments for dry-docking	1,523	920	4,862	920
Amortization and write-off of deferred charges	(501)	(116)	(674)	(254)
Interest and finance costs, net (includes interest income)	3,348	3,009	7,098	5,131
Income taxes	28	31	44	31
EBITDA	13,559	10,191	26,459	20,877
Plus: Loss on interest rate swaps	651	1,468	750	2,761
Adjusted EBITDA	14,210	11,659	27,209	23,638

EBITDA consists of earnings before interest and finance cost, taxes, depreciation and amortization. Adjusted EBITDA consists of earnings before interest and finance cost, taxes, depreciation and amortization and gain or losses on interest rate swaps. EBITDA and adjusted EBITDA are not  measurements of financial performance under accounting principles generally accepted in the United States of America, and do not represent cash flow from operations.  EBITDA and adjusted EBITDA are presented solely as supplemental disclosures because management believes that they are common measures of operating performance in the shipping industry.

Conference Call and Webcast: August 09, 2011

As announced, the Company's management team will host a conference call today, August 9, 2011, at 9:00 a.m. EDT to discuss the Company's financial results.

Conference Call details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1(866) 819-7111 (from the US), 0(800) 953-0329 (from the UK) or +(44) (0) 1452 542 301 (from outside the US). Please quote "Seanergy".

A replay of the conference call will be available until August 16, 2011. The United States replay number is 1(866) 247-4222; from the UK 0(800) 953-1533; the standard international replay number is (+44) (0) 1452 550 000 and the access code required for the replay is: 2094507#.

Slides and audio webcast:

There will also be a simultaneous live webcast of the conference call over the Internet, through the Seanergy website (www.seanergymaritime.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

Seanergy Maritime Holdings Corp.
Unaudited Condensed Consolidated Balance Sheets
June 30, 2011 (unaudited) and December 31, 2010
(In thousands of US Dollars, except for share data, unless otherwise stated)

	June 30, 2011 (unaudited)	December 31, 2010
ASSETS
Current assets:
Cash and cash equivalents	34,799	53,787
Restricted cash	10,315	10,385
Accounts receivable trade, net	1,699	999
Due from related parties	1,261	-
Inventories	1,370	1,459
Other current assets	1,340	1,829
Total current assets	50,784	68,459
Fixed assets:
Vessels, net	581,238	597,372
Office equipment, net	21	29
Total fixed assets	581,259	597,401
Other assets
Goodwill	17,275	17,275
Deferred charges	10,887	13,086
Other non-current assets	180	180
TOTAL ASSETS	660,385	696,401

LIABILITIES AND EQUITY
Current liabilities:
Current portion of long-term debt	51,299	53,380
Trade accounts and other payables	2,112	2,340
Due to related parties	-	4,025
Accrued expenses	1,316	3,491
Accrued interest	1,654	1,009
Financial instruments	4,942	5,787
Below market acquired time charters	115	266
Deferred revenue – related party	14	1,041
Deferred revenue	1,542	1,452
Total current liabilities	62,994	72,791
Long-term debt, net of current portion	322,055	346,168
Financial instruments, net of current portion	1,543	2,777
Total liabilities	386,592	421,736

Commitments and contingencies	-	-

EQUITY
Preferred stock, $0.0001 par value; 1,000,000 shares authorized; none issued	-	-
Common stock, $0.0001 par value; 500,000,000 authorized shares as at June 30, 2011 and December 31, 2010; 7,318,263 and 7,314,930 shares issued and outstanding as at June 30, 2011 and December 31, 2010, respectively	1	1
Additional paid-in capital	279,284	279,278
Accumulated deficit	(5,492)	(4,614)
Total equity	273,793	274,665
TOTAL LIABILITIES AND EQUITY	660,385	696,401

Seanergy Maritime Holdings Corp.
Unaudited Condensed Consolidated Statements of Income
For the three and six months ended June 30, 2011 and 2010
(In thousands of US Dollars, except for share and per share data, unless otherwise stated)

	Three months ended June 30,		Six months ended June 30,
	2011	2010	2011	2010
Revenues:
Vessel revenue - related party	10,366	10,950	20,746	24,068
Vessel revenue	18,270	12,414	33,930	18,138
Commissions – related party	(365)	(372)	(751)	(826)
Commissions	(512)	(380)	(930)	(559)
Vessel revenue, net	27,759	22,612	52,995	40,821

Expenses:
Direct voyage expenses	(764)	(530)	(1,491)	(535)
Vessel operating expenses	(8,294)	(7,476)	(16,891)	(12,090)
Voyage expenses - related party	(176)	(211)	(249)	(449)
Management fees	(144)	(58)	(288)	(58)
Management fees - related party	(668)	(568)	(1,287)	(1,171)
General and administration expenses	(3,304)	(1,886)	(5,166)	(2,622)
General and administration expenses - related party	(154)	(166)	(303)	(348)
Amortization of deferred dry-docking costs	(1,420)	(769)	(4,053)	(1,467)
Depreciation	(8,115)	(6,950)	(16,142)	(12,917)

Operating income	4,720	3,998	7,125	9,164

Other income (expense), net:
Interest and finance costs	(3,363)	(3,156)	(7,129)	(5,412)
Interest income	15	147	31	281
Loss on financial instruments	(651)	(1,468)	(750)	(2,761)
Foreign currency exchange (loss)/gain, net	(45)	(58)	(111)	90
	(4,044)	(4,535)	(7,959)	(7,802)
Net income/(loss) before taxes	676	(537)	(834)	1,362
Income taxes	(28)	(31)	(44)	(31)
Net income/(loss)	648	(568)	(878)	1,331
Less: Net loss/(income) attributable to the noncontrolling interest	-	280	-	(1,509)

Net income/(loss) attributable to Seanergy Maritime Holdings Corp. Shareholders	648	(288)	(878)	(178)

Net income/(loss) per common share
Basic	0.09	(0.05)	(0.12)	(0.04)
Diluted	0.09	(0.05)	(0.12)	(0.04)

Weighted average common shares outstanding
Basic	7,314,930	5,464,592	7,314,930	4,383,231
Diluted	7,314,930	5,464,592	7,314,930	4,383,231

Seanergy Maritime Holdings Corp.
Unaudited Condensed Consolidated Statements of Changes in Equity
For the six months ended June 30, 2011 and 2010
(In thousands of US Dollars, except for share data, unless otherwise stated)

			Additional		Total Seanergy	Non-
	Common stock		paid-in	(Accumulated	shareholders'	controlling	Total
	# of Shares	Par Value	capital	deficit)	equity	interest	equity

Balance, December 31, 2009	2,217,011	-	213,235	(4,746)	208,489	18,330	226,819
Issuance of common stock	1,796,333	-	28,526	-	28,526	-	28,526
Consolidation with subsidiaries acquired	-	-	37,518	-	37,518	(19,839)	17,679
Net (loss)/income for the six months ended June 30, 2010	-	-	-	(178)	(178)	1,509	1,331
Balance, June 30, 2010	4,013,344	-	279,279	(4,924)	274,355	-	274,355

			Additional		Total Seanergy	Non-
	Common stock		paid-in	(Accumulated	shareholders'	controlling	Total
	# of Shares	Par Value	capital	deficit)	equity	interest	equity

Balance, December 31, 2010	7,314,930	1	279,278	(4,614)	274,665	-	274,665
Issuance of non-vested shares	3,333	-	-	-	-	-	-
Amortization of stock based compensation	-	-	6	-	6	-	6
Net loss for the six months ended June 30, 2011	-	-	-	(878)	(878)	-	(878)
Balance, June 30, 2011	7,318,263	1	279,284	(5,492)	273,793	-	273,793

Seanergy Maritime Holdings Corp.
Unaudited Condensed Consolidated Statements of Cash Flows
For the six months ended June 30, 2011 and 2010
(All amounts in footnotes in thousands of US Dollars, except for share and per share data)

	Six months ended June 30,
	2011	2010
Cash flows from operating activities:
Net (loss) income	(878)	1,331
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation	16,142	12,917
Amortization of deferred finance charges	674	254
Amortization of deferred dry-docking costs	4,053	1,467
Payments for dry-docking	(4,862)	(920)
Change in fair value of financial instruments	(2,079)	1,968
Amortization of acquired time charters	(151)	(160)
Amortization of stock based compensation	6	-
Changes in operating assets and liabilities:
(Increase) decrease in operating assets
Due from related parties	(1,261)	(1,779)
Inventories	89	(40)
Accounts receivable trade, net	(700)	(370)
Other current assets	489	930
Increase (decrease) in operating liabilities
Trade accounts and other payables	(228)	167
Due to underwriters	-	(19)
Accrued expenses	498	915
Due to related parties	(4,025)	-
Accrued interest	645	(1,087)
Deferred revenue – related party	(1,027)	(8)
Deferred revenue	90	823

Net cash provided by operating activities	7,475	16,389

Cash flows from investing activities:
Additions to office furniture and equipment	-	(31)
Acquisition of subsidiary, including cash acquired	-	17,913
Net cash provided by investing activities	-	17,882

Cash flows from financing activities:
Deemed distribution upon acquisition of MCS	-	(2,054)
Net proceeds from issuance of common stock	-	28,526
Repayments of long term debt	(26,389)	(45,907)
Deferred finance charges	(144)	(801)
Restricted cash released (retained)	70	(6,744)
Net cash used in financing activities	(26,463)	(26,980)
Net (decrease) increase in cash and cash equivalents	(18,988)	7,291
Cash and cash equivalents at beginning of period	53,787	63,607
Cash and cash equivalents at end of period	34,799	70,898

SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid for interest	5,427	4,719

About Seanergy Maritime Holdings Corp.

Seanergy Maritime Holdings Corp. is a Marshall Islands corporation with its executive offices in Athens, Greece. The Company is engaged in the transportation of dry bulk cargoes through the ownership and operation of dry bulk carriers.

The Company's current fleet consists of 20 drybulk carriers (four Capesize, three Panamax, two Supramax, one Handymax and ten Handysize vessels) with a total carrying capacity of approximately 1,295,594 dwt and an average fleet age of 13.5 years.

The Company's common stock and warrants trade on the NASDAQ Global Market under the symbols "SHIP" and "SHIP.W", respectively.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy. Words such as "expects," "intends," "plans," "believes," "anticipates," "hopes," "estimates," and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that such expectations will prove to have been correct, these statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, the scope and timing of Securities and Exchange Commission ("SEC") and other regulatory agency review, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the SEC. The Company's filings can be obtained free of charge on the SEC's website at www.sec.gov. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:

Seanergy Maritime Holdings Corp.
Dale Ploughman - Chairman & Chief Executive Officer
Christina Anagnostara - Chief Financial Officer
Tel: +30 210 9638461
E-mail: ir@seanergymaritime.com

Investor Relations / Media
Capital Link, Inc.
Paul Lampoutis
230 Park Avenue Suite 1536
New York, NY 10169
Tel: (212) 661-7566
E-mail: seanergy@capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEANERGY MARITIME HOLDINGS CORP.
(Registrant)

/s/ Dale Ploughman
By:	Dale Ploughman
Chief Executive Officer

Dated: August 9, 2011

SK 26979 0001 1218694